Exhibit 10.1

**	CONFIDENTIAL PORTIONS HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”)

AGREEMENT FOR THE MANUFACTURING & SUPPLY OF VLU5 PRODUCTS

1.	PARTIES & EFFECTIVE DATE

AGREEMENT (this “Agreement”), effective 1 January 2008 (“Effective Date”) is made between: Plextek Limited, a company registered in England (No. 2305889) and having its registered office at London Road, Great Chesterford, Essex, CB10 1NY, UK (“Plextek”), LoJack Equipment Ireland Limited whose registered office is at 25-28 North Wall Quay, Dublin 1 (“LEI”) and LoJack Operating Company, L.P, a Delaware Limited Partnership having its principal place of business at Meditech Executive Center, 200 Lowder Brook Drive, Suite 1000, Westwood, MA 02090 (“LOC” and, collectively with LEI, “Customer”).

2.	PURPOSE

Plextek and Customer desire to enter into a contract on the terms stated herein for Plextek to continue to manufacture and supply to Customer VLU5 stolen vehicle recovery products (including all variants thereof) (“Products”) in accordance with the terms and conditions set forth in this Agreement. This Agreement supersedes the Design, Manufacturing and Supply Agreement of December 29, 2003, as amended, and all other agreements and understandings with respect to the manufacture and supply of VLU products, except the Technology Escrow Agreement of January 1, 2006, and the Agreement of June 20, 2006 among Plextek, Customer and Clarion (Malaysia) Sdn Bhd.

3.	SCOPE OF AGREEMENT

This Agreement governs supporting Customer’s previous Product designs including any engineering and design required for manufacturing, maintaining or commencing volume production, all coordination with the approved contract manufacturer, preparation of the manufacturing line for volume production, and the supply of such Products by Plextek to Customer during the term.

4.	PRODUCT AND SERVICES SUPPLY

4.1	Notwithstanding anything herein to the contrary, Customer shall not be restricted from having 3rd parties manufacture and supply products other than VLU5 Products without remuneration to Plextek.

4.2

Customer agrees to purchase from Plextek, and Plextek agrees to sell to Customer not less than ** VLU5 Products (the “Minimum Volume Commitment”) from ** to ** subject to the terms and conditions of this Agreement. At Customers option, the number of units which Customer shall Purchase and Plextek shall supply may be increased by up to ** additional units, and the production period but not the period within which the Minimum Volume Commitment must be purchased may be extended by up to **.

4.3	Plextek shall continue to use the current contract manufacturer for the Products to be produced pursuant to this Agreement.

4.4	Plextek shall share with Customer all information relating to the production, development, and supply of the Products. Without limiting the foregoing, Plextek shall provide Customer on a timely basis the complete bill of materials, schematics, gerber files, source code, object code, and manufacturing test code for each Product, together with all updates and revisions thereto, and complete cost information for all goods and services, whether provided directly by Plextek or by subcontract or purchase.

4.5	Plextek shall use commercially reasonable efforts to continuously reduce the cost of the Products, while maintaining or exceeding Customer’s quality standards and specification requirements.

4.6	The parties shall continue to use the already established Executive Steering Committee whose processes are to communicate high level issues related to services and products provided by Plextek as defined in this agreement. The Executive Steering Committee shall maintain its current structure and shall continue to meet twice per year. The Operating Team will continue to meet on a weekly basis to address ongoing operational issues.

4.7	Without Customer’s prior written consent, (i) Plextek shall not produce for, or sell to, any third party any LoJack System products, services or components, and (ii) Plextek shall cause the contract manufacturer for the Products not to produce for, or sell to, any third party any LoJack System products, services or components, except for Permitted Products. “Permitted Products” shall mean products not in excess of ** units per annum which (i) incorporate a circuit design or circuit board designed for the VLU5 product, (ii) are sold to a governmental agency for national security or military purposes, (iii) are not for tracking, location and recovery of vehicles, goods in transit, people and valuable or important mobile objects, and (iv) do not incorporate Customer proprietary information other than that created by NRE under a contract between Customer and Plextek in connection with the circuit or circuit board design. The foregoing is not intended to preclude the use of a VLU5 radio circuit for communications in a device which determines location by GPS or other technology without use of Customer proprietary information. In the event that Plextek has a market for Permitted Products in excess of ** units per annum, the parties will negotiate in good faith for an equitable remuneration to Customer on a per unit basis. Such remuneration shall not exceed the lesser of $**/unit or **% of the VLU5 derived element of Plextek’s margin on such units. Plextek shall not restrict the contract manufacturer for the Products (or any supplier) from contracting with, manufacturing for, or selling to, Customer.

5.	UNIT PRICES

5.1	Unit pricing for all products shall be as set forth in Exhibit A hereto.

5.2	All pricing and payments hereunder shall be denominated and paid in US Dollars.

6.	ORDER, PLANNING AND FORECAST PROCEDURE

6.1	2008 Plan. Customer will deliver to Plextek a plan with volumes through December 2008 or any applicable extended term. Projected volumes will include a break-out of volumes by frequency variations.

6.2	Rolling Forecast. Each month Customer will provide to Plextek a schedule (“Recon”) that outlines monthly requirements by derivative and variant. Customer and Plextek will develop mutually agreeable forecasting and ordering procedures, it being understood that Customer’s and Plextek’s objective is to have such procedures be consistent with the following:

6.2.1	The first month of the succeeding quarter shall constitute a firm order for the specified quantities. The second month shall constitute a firm order, which may be adjusted for each Product up or down not more than 15% by Customer by written notice given during the first month; provided, however, that Plextek agrees to negotiate in good faith with the contract manufacturer to obtain additional flexibility with minimal impact to Customer’s total cost. The third month shall constitute a firm order, which may be adjusted up or down not more than 25% by Customer by written notice given during the first month, and not more than 15% by written notice given during the second month.

6.2.2	In the event specialized inventory is required to build inventory for Products that are designed to operate in countries where a small quantity of Products generally are sold each year, then Customer agrees to reimburse Plextek (at cost) for any excess component or material inventory purchased for such small volume variants due to bulk purchasing requirements. Inventory reconciliation shall be made every six months during the term. Notwithstanding the foregoing, Customer’s reimbursement obligation shall not accrue so long as there is an ongoing forecast of unit purchases for such small volume variants.

6.2.3	Plextek shall be required to accept and deliver orders consistent with this Section 6.2 provided that if Plextek determines in good faith that compliance with this obligation would result in Plextek being unable to continue to perform its obligations under this Agreement without jeopardizing its ability to operate as a going concern, then the parties agree to use good faith efforts to negotiate a mutually acceptable resolution, such resolution potentially including without limitation Plextek relinquishing its remaining obligations to Customer at a price (if any) to be determined based on the circumstances and in exchange for transferring to Customer all Plextek’s rights and responsibilities under this Agreement and under any associated supply agreement with the contract manufacturer.

6.3	Conference Calls. There shall be a weekly conference call to finalize weekly shipping information, and to give insight into future periods in accordance with the above schedule.

6.4	Purchase Orders. Customer will issue a blanket purchase order that shall be amended periodically to reflect orders becoming firm and changes in quantities pursuant to Section 6.2.1 and for other changes agreed by the parties. Only written or secure electronically dispatched purchase orders issued by Customer shall be valid. Verbal orders, additions or changes, shall be legally binding solely to the extent confirmed in writing by facsimile or secure electronic means by Customer and accepted by Plextek in writing (including by facsimile or secure electronic means). Plextek shall confirm purchase orders, or additions or changes thereto, within five (5) working days of receipt.

6.5	Inventory. Plextek shall maintain a piece part inventory to support Product mix and frequency shifts to accommodate short term shifts in demand in accordance with the discretion provided for in Section 6.2.1. Availability of materials to support production will be maintained at an agreed upon level, and reviewed monthly. The parties agree to negotiate in good faith on a case-by-case basis, any fluctuations within lead times that may become necessary.

6.6	Approved Vendor List. Plextek shall maintain an approved vendor list for all components used in the production of Products for Customer, subject to review and approval by Customer.

6.7	Production Procedures. Production of Products shall include procedures for supplying secret codes, serializing, packaging, and labeling as specified by Customer.

6.8	Disaster Recovery. Plextek will continue to execute the manufacturing of Products in two separate facilities with similar capacity levels to mitigate the loss of production and testing capacity should one of the facilities suffer an incident such as fire or explosion that would render all or part of the manufacturing capacity useless.

6.9

Contingency for 2nd Source for Manufacturing. Plextek will develop and maintain a business relationship with at least one alternative contract manufacturer which could be used to produce Products promptly following any force majeure event involving the then current contract manufacturer, or any failure of the then current contract manufacturer to perform as agreed.

6.10	Service Level Commitments. Plextek and Customer will jointly develop appropriate service level commitments relating to such matters as delivery schedules, quality standards, process controls, invoice accuracy, and forecast accuracy.

6.11	Information Requirements. Plextek and Customer will utilize existing appropriate information reporting requirements covering such matters as advance shipping notices, production schedules, inventories, production yields, and in-transit materials.

6.12	Quality and Reliability Standards. Plextek shall build, and shall cause its contract manufacture to build, all Products utilizing professional workmanship and quality standards consistent with the standards maintained by experienced high quality electronics manufacturers of similar products.

7.	PAYMENT

7.1

Unless agreed otherwise, payment of all valid invoices rendered under this Agreement for goods sold to Customer shall be made in US Dollars within 30 days from the later of (i) receipt of invoice at Customer’s accounts payable department. Invoices not paid by the Receipt Date plus 45 days will accrue interest from the date due until paid at the rate of one percent (1%) per month (12% per annum). All invoices shall include detail regarding amounts payable to the contract manufacturer and amounts payable to Plextek. Customer shall pay Plextek and the contract manufacture for the respective amounts payable to each of them set forth on such invoices. Plextek shall have the option at any time to have all amounts be payable directly to Plextek (and for Plextek, in turn, to pay the contract manufacturer), such option to be exercisable by Plextek delivering written notice to Customer, which notice shall become effective on the later of the next invoice date or 45 days after receipt by Customer of such notice.

7.2	Plextek may terminate this Agreement if Customer fails to make timely payment of sums due to Plextek, and such condition has not been cured within sixty days of written notice thereof by Plextek; provided, however, that, Plextek may not suspend performance or terminate this Agreement for reason of non-payment by Customer of any amounts disputed in good faith. In the event of the alleged failure of Customer to pay any dollar amount or portion thereof when such amount is due, if the obligation is disputed in good faith by Customer, this Agreement shall continue in effect and Plextek shall continue to provide goods and services hereunder until the earlier of its expiration pursuant to its terms or the failure of Customer to pay such dollar amount or portion within twenty (20) days of a resolution of the disputed amount in favor of Plextek.

8.	DELIVERY

8.1	Products will be made available “Ex Works” (Incoterm 2000) at the factory of the contract manufacturer. Customer will arrange for collection of goods, arrange for shipment of US-bound product and notify licensees of availability of their product for shipment arrangements.

8.2	Any liability of Plextek for non-receipt of goods by Customer shall be limited to replacing the goods within a reasonable time or issuing a credit note against any invoice raised for such goods.

8.3	All Products shall be delivered with all regulatory and other governmental approvals necessary for the sale and marketing in such jurisdictions as Customer shall specify from time to time; provided, however, that Customer shall bear the cost (without mark-up) of obtaining regulatory approvals necessary for the sale and marketing of Products in jurisdictions which do not follow the regulatory requirements of the United States of America or European Union.

9.	DELAYS

9.1	Plextek shall be responsible for deliverables of each contract manufacturer and supplier selected by Plextek, notwithstanding any final approval of such selection by Customer.

9.2	Notwithstanding the above, in the event of any delays caused by Customer Deliverables, Plextek shall make all commercially reasonable efforts to ensure that any resulting delay to Plextek Deliverables is minimised.

10.	ACCEPTANCE OF PRODUCTS

10.1	The provisions of this Section 10 shall apply only with respect to Products that have been produced for commercial sale.

10.2	Customer shall be entitled to reject Products (“Rejected Products”) that are found:

(a)	to have been materially damaged prior to Delivery, or

(b)	not to comply with any specification for the Products agreed in writing between Plextek and Customer.

10.3	The Customer shall notify Plextek in writing of Rejected Products within ten business days of Delivery and will return Rejected Products at Plextek’s expense and risk to Plextek’s designated repair site. Before returning any Rejected Products, Customer will discuss with Plextek via telephone Customer’s reason for such rejection. Notwithstanding any such discussions, Customer shall be entitled to return such Rejected Products after ten business days of commencing any such discussions with Plextek.

10.4	Upon return of the Rejected Products Plextek will as soon as reasonably practical (at its own option) either repair, replace or credit Customer for Rejected Products. The cost associated with any such repair, replacement or credit will be the responsibility of Plextek. In the case of replacement or credit, title to the Rejected Products shall pass to Plextek on delivery to Plextek.

10.5	In the absence of earlier notification of rejection, Customer will be deemed to have accepted Products ten business days after Delivery. Customer approval of any sample or acceptance of any goods shall not relieve Plextek from responsibility to deliver goods and perform services conforming to specifications, drawings, and descriptions or waive any warranty rights of Customer.

11.	ENGINEERING CHANGE CONTROL

11.1	Either party may at any time propose changes to the specifications of Products by a written Engineering Change Order (“ECO”) to the other party.

11.2	The recipient of an ECO will use all commercially reasonable efforts to provide a detailed response within ten business days of receipt.

11.3	Plextek will advise Customer of the likely impact of an ECO (including but not limited to delivery scheduling and Prices) on any current or future Orders.

11.4	Neither party will unreasonably withhold or delay agreement to an ECO and the parties will endeavour to agree and implement at the earliest opportunity ECOs relating to personal and product safety.

11.5	Until an ECO and any associated impact has been agreed in writing, the parties shall be entitled to perform their obligations without taking account of that ECO, and neither party shall be obliged to implement any changes not covered by an ECO.

11.6	Plextek and the contract manufacturer will not deviate from the approved bill of materials and manufacturing process without first gaining approval of the proposed change from the Customer’s engineering department via an approved ECO.

12.	INTELLECTUAL PROPERTY

12.1

Plextek agrees that all intellectual property resulting from work performed pursuant to this Agreement will be a “work for hire” (the “Work”) and the Work and all such materials shall be owned and controlled exclusively by Customer. Ownership of all intellectual property in the Work shall vest irrevocably in Customer upon creation. Customer nevertheless shall have the obligation to pay development phase milestone payments that Customer becomes obligated to pay in accordance with the terms of this Agreement; provided that Customer’s ownership of all intellectual property in the Work shall vest entirely in such portion that has been created prior to the making of each milestone payment. In the event of a dispute over the amount due, Customer shall make payment of the disputed amount under protest and otherwise in accordance with the terms of this Agreement. Upon resolution of the dispute, to the extent that the amount paid exceeds the amount ultimately found to have been due, Plextek promptly shall pay the excess to Customer. To the extent that for any reason any part of the Work shall be determined not to be a “work for hire,” Plextek hereby assigns to Customer without additional compensation all of Plextek’s right, title and interest in and to such Work, free and clear of all liens and encumbrances. Customer hereby grants to Plextek a limited, nonexclusive, perpetual, royalty-free license to use the intellectual property in the Work (the “Licensed IP”) in other products developed by Plextek; provided, however, that in no event shall any of the Licensed IP be used in any product or service that is offered for sale, marketed, or otherwise made available for the purpose of tracking, locating or recovering assets or people or for products for sale to or by any Competitor; and provided further however that in no event shall Licensed IP include any of LoJack’s Background IP. The term “Competitor” shall mean any of the following entities (or any of their affiliates), subject to updating not more frequently than each calendar quarter by mutual agreement (which agreement shall not be unreasonably withheld or delayed) for such additional companies as are identified in the future to then be in competition with Customer or any of its licensees. **

Customer agrees to Plextek continuing its commercial and trading relationship with ** for Products.

12.2	To the extent that Plextek, in the course of Plextek’s work or assignments for Customer, utilizes or adapts intellectual property that Plextek has previously created or with respect to which Plextek is the owner of any intellectual property rights (including without limitation any manufacturing techniques used in the production of Products, Plextek hereby grants to Customer a nonexclusive, perpetual, transferable, royalty-free license to all such rights now existing or hereafter arising or created in law or equity in such intellectual property for use in connection with any product or service now known or hereafter developed, including without limitation, the right to sublicense such rights to others for manufacture or other purposes. Such license shall include Plextek-developed proprietary factory infrastructure only if (a) Plextek has ceased all business operations, voluntarily or involuntarily, (b) Plextek has been adjudicated as bankrupt, or; has had a receiver or trustee appointed for all or substantially all of its property; and as a result thereof ceases to perform its maintenance and support obligations in accordance with this Supply Agreement, (c) Plextek does not have the personnel or financial or other resources to perform its obligations under this Supply Agreement, (d) Plextek has ceased to perform its obligations under this Supply Agreement, (e) Plextek has filed a voluntary petition for reorganization, arrangement or bankruptcy, or (f) Plextek has made an assignment for the benefit of its creditors of all or substantially all of its assets, and the term of the license with respect to Plextek-developed proprietary factory infrastructure shall be six months.

12.3

Plextek agrees to waive, hereby waives, and agrees to cause each person or entity actually providing services pursuant to this Agreement to waive all moral rights now known or hereafter developed, in all jurisdictions in the United States, including but not limited to all States and the Federal Government, and in all jurisdictions outside the United States. Moral rights include but are not limited to the statutory or other rights of inventors and authors, and the moral rights or similar laws of other jurisdictions both within and outside the United States. Plextek agrees to execute, and to cause each person actually providing services pursuant to this Agreement to execute, any and all written instruments requested by Customer to waive moral rights with respect to specific works that have been created by Plextek, or such person, for Customer after execution of this Agreement.

12.4	Plextek agrees to disclose all discoveries, improvements and inventions conceived, made or developed in the performance of the Work (hereinafter “Inventions”) promptly and fully to Customer and to execute any and all documents deemed necessary by Customer to secure fully title to the Work and all Inventions, including patent assignments, and to cooperate with Customer, at Customer’s expense, in any subsequent actions deemed necessary by Customer to perfect its interest in the Work and all Inventions.

12.5	Plextek agrees that it will not create or permit any security interest, lien or other encumbrance upon any part of the Work or any materials furnished by Customer to Plextek hereunder.

12.6	Plextek agrees to perform, during and after the term of this Agreement, all acts deemed necessary or desirable by Customer to permit and assist it in evidencing, perfecting, obtaining, maintaining, defending and enforcing Customer’s ownership rights in and to the Work and Plextek’s assignment with respect thereto in any and all countries, and to that end hereby constitutes Customer as Plextek’s agent and attorney-in-fact, to act for and in behalf of Plextek, all such acts to have the same legal force and effect as if executed or done by Plextek. Such acts may include, but are not limited to, execution and delivery or filing of documents. Customer shall bear the actual, documented third party costs incurred by Plextek in performing the acts described in this Section 12.6. Following termination of this Agreement, if Customer requests Plextek to perform any substantial services described in this Section 12.6, Customer agrees to pay Plextek at its customary hourly rates for such services.

12.7	Plextek represents and warrants that it has agreements in place, or shall obtain agreements prior to any disclosure of confidential information or the performance of any Work, with all of Plextek’s subcontractors, agents and other third parties providing any services as a part of any part of the Work to enable it to convey the rights provided for herein to Customer. Copies of all such agreements shall be provided to Customer upon request.

12.8	With the exception of the licenses granted in Sections 12.2 and 12.9, nothing in this Agreement shall of itself serve to transfer the ownership of, or rights to, any intellectual property of either party already existing at the Effective Date (“Background IP”).

12.9	Each party hereby grants to the other, without cost, such license to its Background IP as may be necessary for performance of the activities contemplated by this Agreement by the other, including manufacture by third parties.

13.	PLEXTEK WARRANTY

13.1

Plextek warrants that the services performed pursuant to this Agreement will be performed in accordance with the professional workmanship standards consistent with experienced high quality product designers performing similar type of work. Plextek warrants that all recommended design specifications, manufacturing processes and testing procedures developed and delivered to Customer hereunder shall conform to this Agreement and that all documentation delivered to Customer shall be accurate and adequate for its intended use as disclosed by Customer to Plextek. Plextek agrees at its sole cost and expense to remedy promptly any material non-conformance discovered by Customer provided that Customer has given Plextek written notice of such non-conformance within six (6) months of the date of Acceptance by Customer.

13.2	Plextek warrants that it has the right to enter into this Agreement, and that there is no agreement or restriction which would interfere with or prevent Plextek from entering into this Agreement or rendering the services or performing the other obligations contemplated hereunder.

13.3	Plextek warrants, with respect to all of the deliverables to be furnished to Customer hereunder, that it has used all commercially reasonable due diligence to assure that (i) none of such deliverables has been developed or will be delivered in violation of any copyright, trademark, patent, trade secret or other right of any third party, and (ii) Customer use as contemplated by this Agreement will not infringe upon any patent, trademark, copyright, trade secret or other right of any third party. In order to minimize the risk of any such infringement arising, the parties shall co-operate at the appropriate time in the conduct of such searches as might reasonably be expected to bring to light any third party rights which could potentially be infringed. Plextek shall bear the first $10,000 of any third party expenses incurred in connection with the conduct of any searches of public databases necessary to ensure compliance with the provisions of this Section 13.3. Customer shall bear the next $10,000 of such third party expenses, and the parties shall share equally any such expenses in excess of $20,000. The parties will use commercially reasonable efforts to minimize such third party expenses.

13.4	It is intended that Products shall not include technology, which is proprietary to parties other than Customer. If Plextek believes that it is necessary or desirable to incorporate any patented or other intellectual property of a third party, Plextek will advise Customer of the need or desirability of incorporating such intellectual property, shall not incorporate any such intellectual property unless Customer shall have consented in writing, and shall obtain all appropriate consents. If a fee is payable to a third party in consideration for use of such intellectual property, then Customer shall bear the expense of such fee. Plextek shall use its best efforts to assure that the incorporation of any such third party intellectual property is performed in a modular fashion intended to minimize the expense of substituting different technology therefore at a later date.

13.5	If Plextek is shown to be in breach of such warranty in relation to particular services, it shall at its own cost as soon as reasonably practicable re-perform the relevant services and, up to a limit of three hundred thousand dollars ($300,000) in aggregate, shall reimburse Customer for loss, cost or damage resulting from such breach.

13.6	Plextek will hold Customer, its officers, directors, agents, employees and customers harmless and indemnified from and against any and all liability, losses, damages, costs and expenses, including attorney’s fees, arising out of any claim resulting from a breach by Plextek of the provisions of Section 13.3.

14.	PRODUCT WARRANTY

14.1	Plextek warrants that it will credit Customer’s account for any unit which does not comply in all material respects with the applicable specification for attached hereto, or which suffers from a defect in workmanship (“Defective Model(s)”), provided that:

(a)	Customer notifies Plextek in writing after discovery of the Defective Model; and

(b)	such Defective Model is returned prepaid to Plextek’s designated repair location within the later of ninety (90) days following the earlier to occur of (i) twelve months from the date of purchase by Customer’s end-user, or (ii) 18 months from the date of its receipt at Customer’s site.

14.2	The above warranty will not apply to:

(a)	Products which have been misused, modified, damaged, placed in an unsuitable physical or operating environment, or maintained improperly, or caused to fail by any product or service not supplied by Plextek;

(b)	Products which have been subject to any repair carried out by Customer or a third party and not authorised in writing in advance by Plextek;

(c)	prototypes and pre-production or pilot versions of Products, which will be supplied “as is” without warranty of any kind; or

(d)	Products for which Plextek, at the written request of Customer, has not performed the standard inspection and test procedure.

14.3	Plextek and Customer shall develop a mutually agreed testing procedure to be performed by Customer on all Products that Customer believes are Defective Products before the same are returned to Plextek for warranty credit. If greater than 10% of all Products returned by Customer to Plextek as Defective Products are determined by Plextek in good faith not to be defective, Customer shall be responsible for all redelivery costs and shall in addition pay ** ($**) per unit to Plextek to cover investigation of the alleged defect or non-compliance. Title to returned Products will pass to Plextek and Customer respectively upon delivery.

14.4	Plextek and Customer shall develop a mutually agreed testing procedure to be performed by Customer on all or an agreed sampling of Products that Customer believes are defective. In the event of a defect resulting from a failure of Plextek to perform its obligations as provided in this Agreement or a breach of warranty, the parties will negotiate in good faith industry standard provisions relating to the removal and replacement of Products in the event of systemic or catastrophic failure of an agreed portion of any lot provided to Customer (a “Recall”). In the event of a Recall, Plextek shall reimburse Customer for the cost of or shall provide replacement Products to Customer at no charge. In addition, Plextek and Customer shall develop within 180 days following execution and delivery of this Agreement a mutually agreed allocation of responsibility for the labor cost to remove and reinstall Products included within such Recall.

14.5	This Article 14 sets out Plextek’s sole obligation and liability, and Customer’s exclusive remedy, for claims for Defective Products and replaces all other warranties and conditions, express or implied, including but not limited to implied warranties or conditions of merchantability or fitness for a particular purpose.

15.	CUSTOMER WARRANTY

15.1	Customer warrants that any information and other deliverables supplied by Customer will be accurate in all material respects and that none will, to the knowledge of Customer, be delivered in violation of any copyright, trademark, patent, trade secret or other right of any third party, and that no aspect of Customer’s requirements placed on Plextek with regard to Products will, to the knowledge of Customer be in violation of any applicable laws or regulations in any relevant jurisdiction.

15.2	Customer warrants that it has the right to enter into this Agreement and that there is no agreement or restriction, which would interfere with or prevent Customer from entering into this Agreement or from performing its obligations contemplated hereunder.

16.	CONFIDENTIALITY

16.1

Each party acknowledges that much, if not all, of the material and information which has or will come into its possession or knowledge in connection with the performance of this Agreement, including technical information, information as to systems and operations, and financial information, consists of confidential and proprietary information of the other party (“Confidential Information”). The party receiving such information (“Receiving Party”) agrees to hold such Confidential Information in strictest confidence and agrees not to release such information to any individual or entity whether employee, franchisee, subcontractor, subcontractor employee or 3rd party contract manufacturer unless such individuals or entities are necessarily involved in the provision of products and services hereunder and are under a written obligation to maintain the confidentiality of the information as provided in this Agreement.

16.2	Receiving Party further agrees not to make use of Confidential Information for its own benefit or for the benefit of any third parties, other than for the performance of this Agreement, and not to release or disclose it to any third party either during the term or after the termination of this Agreement. In the event of any breach of this confidentiality obligation, Receiving Party acknowledges that the other party would have no adequate remedy at law, nor in the form of damages, and hereby waives its right to contest any equitable relief sought by the other party though not Receiving Party’s right to contest the question of whether a breach has occurred. Receiving Party also waives the requirement of any bond being posted as security for such equitable relief.

16.3	Receiving Party shall be solely responsible for maintaining the security of such Confidential Information and for complying with all federal, state and local laws, regulations, or other requirements governing the privacy and non-disclosure of such information.

16.4	The foregoing obligations shall not apply to any information which

(a)	is or becomes known publicly through no fault of the receiving party; or

(b)	is learned by the Receiving Party from a third party entitled to disclose it; or

(c)	is already known to the Receiving Party before receipt from the disclosing party as shown by the Receiving Party’s written records; or

(d)	is independently developed by the Receiving Party by persons having no exposure to Confidential Information of the Disclosing Party, as shown by the Receiving Party’s written records; or

(e)	must be disclosed by operation of law, including the Securities Laws of the United States of America.

16.5	In the case of disclosures compelled by law, to the extent possible the Receiving Party shall give prior notice to the Disclosing Party sufficient to allow the Disclosing Party to seek protective relief.

17.	TIME FOR PERFORMANCE

17.1	It is critical to Customer that Plextek deliver the Products and services contemplated by this Agreement on the agreed schedule. To the extent that allowance may be made for delay, provision is made in this Agreement for events of force majeure and for penalties for late delivery within specified limits. It is the intention of the parties that any late performance to any degree that is outside the scope of those provisions shall constitute a breach of this Agreement. Plextek agrees to notify Customer promptly if, at any time, it appears that Plextek may not be able to meet any obligation hereunder on time. Customer shall have the right to inspect the work in progress from time to time and upon request Plextek shall provide Customer with written status reports regarding each aspect of performance hereunder.

17.2	In the event that any Plextek deliverable, output, or milestone (“Plextek Deliverable(s)”) is subject to a delay caused, not by any act or omission of Plextek, but by a delay or material change to any Customer deliverable, output, or milestone (“Customer Deliverable(s)”), then Plextek shall inform Customer of such delay and obtain Customer’s consent (such consent not to be unreasonably withheld) to postpone the delivery date accordingly of any Plextek Deliverable which is dependent, directly or indirectly, upon the delayed or changed Customer Deliverable.

18.	EXCLUSIONS AND LIMITATIONS OF LIABILITY

18.1	Nothing in this Agreement excludes or limits the liability of either party for death or personal injury caused by a party’s negligence or liability resulting from fraud or willful default or otherwise insofar as the liability of the parties cannot lawfully be excluded or limited.

18.2	Subject to Sections 14 and 18.1 above, each party’s total liability to the other in contract, tort (including negligence or breach of statutory duty), misrepresentation, restitution or otherwise, arising in connection with the performance or contemplated performance of the Agreement shall be limited to no more than such sum as can be considered reasonable in the context of the net remuneration to Plextek under the Agreement.

18.3	Neither party shall be liable to the other for any loss of profit, loss of business, depletion of goodwill nor for any indirect or consequential loss or damage whatsoever (howsoever caused) which arises out of or in connection with the Agreement which is not a foreseeable result of the breach of this Agreement.

19.	TERM AND TERMINATION

19.1	This Agreement is effective from the Effective Date and shall continue in force as provided in Section 4.2, unless earlier terminated pursuant to this Section 19.

19.2	After Customer has satisfied the Minimum Volume Commitment Customer may terminate at any time upon giving one hundred twenty (120) days notice Termination may be coincident with achievement of Minimum Volume Commitment. In the event of termination by Customer, Customer shall:

(a)	immediately pay to Plextek all outstanding amounts already invoiced, and

(b)	pay all reasonable Plextek charges for work performed on any outstanding Customer orders not yet invoiced at the date of termination upon receipt of Plextek’s account (provided Customer is otherwise obligated to pay for such work pursuant to another provision of this Agreement), and

(c)	Upon receipt of Plextek’s account pay to Plextek all reasonable sums paid or irrevocably committed by Plextek to third parties for materials (including but not limited to materials on hand) and for other goods and services purchased on behalf of Customer or in working towards fulfillment of Customer requirements on any outstanding Customer orders consistent with the terms of this Agreement.

19.3	Customer shall have the right, at Customer’s expense, to take delivery of all Products and materials paid for by Customer and not already in Customer’s possession.

19.4	Plextek shall have an obligation to mitigate, as far as reasonably possible, the charges to Customer under Section 19.2, including but not limited to re-deployment of Plextek staff, cancellation of orders on third parties, and sale of any materials on hand.

19.5	Either party may immediately cancel any Order and/or terminate this Agreement:

(a)	Except as provided in Section 7.2 for payment issues, if the other party commits a material breach of any of the terms of this Agreement and fails to remedy the breach within sixty days of written notice requiring it to do so; or

(b)	if the other party becomes insolvent or is declared bankrupt, or if a receiver, liquidator, trustee in bankruptcy or other officer with similar powers is appointed over all or a substantial part of the assets of that party, or any equivalent event occurs under any relevant jurisdiction;

And in any such case of termination, the terminating party shall have no further obligations to the other party except to make payment for Orders fulfilled prior to the date of termination, less any amount owing to the terminating party.

19.6	In the event of termination under 19.5 by Plextek, Plextek shall:

(a)	immediately pay to Customer any amounts owed by Plextek to Customer, and

(b)	deliver to Customer without undue delay, at Plextek’s expense, all work product paid for by Customer, and

(c)	deliver to Customer without undue delay, at Plextek’s expense, all documents, materials, Products information and other items, and execute any and all documents requested by Customer, necessary for Customer to secure fully and exploit to the fullest extent all Customer rights to intellectual property provided for under this Agreement.

19.7	Plextek shall be entitled (at its own option) to perform all accepted orders placed prior to the termination of this Agreement and terms of this Agreement will continue to apply to such orders.

19.8	Termination of this Agreement will not prejudice accrued rights and liabilities of either party.

20.	MISCELLANEOUS

20.1	Independent Contractors. The parties are independent contractors with no authority to contract for or in any way to bind or to commit the other party to any agreement of any kind or to assume any liabilities of any nature in the name of or on behalf of the other party. Under no circumstances will either party, or any of its employees, franchisees or subcontractors, hold itself out as or be considered an agent or an employee of the other party.

20.2	Non-solicitation. During the term of this Agreement and for a period of one year thereafter neither party shall solicit, entice away or divert any of the other party’s staff to itself or to any third party.

20.3	Notices. Any notice given pursuant to this Agreement must be in writing and sent by prepaid registered mail, facsimile, electronic mail, or personal delivery to the recipient at their respective address appearing at the end of this Agreement, or as changed through written notice to the other party in accordance with the foregoing. Notice shall be deemed effective on the date of receipt if sent by prepaid registered mail, on the date of transmission if sent by facsimile or electronic communication, or on the date of delivery if personally delivered.

20.4	Waiver. The failure of either party to insist upon a strict performance of the terms of this Agreement or to exercise any right, remedy or election set forth herein or permitted by law shall not constitute nor be construed as a waiver or relinquishment of such term, condition, right, remedy or election.

20.5	Assignment. This Agreement may not be assigned or subcontracted by Plextek without the written consent of Customer, and any such purported assignment, including full or partial assignment or delegation to any agent or subcontractor, is void.

20.6	Change of Control. The sale or transfer of a majority of the voting or economic interest in Plextek (in one or a series of related transactions) (a “Change of Control”) shall be deemed to be a breach of this Agreement unless: (i) the acquirer (the “Acquirer”) is not a Competitor (as defined below), (ii) the Acquirer is profitable and has a positive net worth, (iii) the Acquirer affirmatively acknowledges in writing to Customer Acquirer’s intention to continue to perform this Agreement in accordance with its terms and conditions and has a capacity to do so at least the equivalent of that of Plextek on the date hereof, and (iv) Plextek provides Customer advance written notice (subject to any relevant obligations of confidentiality) of the proposed Change of Control immediately upon achieving agreement in principle with the acquirer (including the proposed Acquirer, and the relevant terms and conditions where in the reasonable good faith judgment of Plextek the identity of the Acquirer and those relevant terms and conditions could be expected to affect the substance or manner of performance of this Agreement to the possible detriment of Customer’s interests). The term “Competitor” shall mean any of the following entities (or any of their affiliates), subject to updating not more frequently than each calendar quarter by mutual agreement (which agreement shall not be unreasonably withheld or delayed) for such additional companies as are identified in the future to then be in competition with Customer or any of its licensees. **

20.7	Captions. The captions are for convenience and in no way define, limit or enlarge the scope of this Agreement or any of its sections.

20.8	Precedence. In the event of any conflict or inconsistency between this Agreement and any purchase order, acceptance, bill of sale or other document relating to the matters hereunder, the provisions of this Agreement shall take precedence.

20.9	Entire Agreement. This Agreement (together with any Orders) constitutes the entire agreement between the parties and supersedes any and all previous representations, understandings, discussions or agreements between Plextek and Customer as to the subject matter hereof. This Agreement may be amended only by an instrument in writing signed by Plextek and Customer.

20.10	Severability. If any provision or any part thereof contained in any Order or this Agreement is, for any reason, held to be invalid or unenforceable in any respect under the laws of any jurisdiction where enforcement is sought, such invalidity or unenforceability will not affect any other provision and such Order and this Agreement shall be construed as if such invalid or unenforceable provision or part thereof had not been contained therein and in such a way as to give effect as far as possible to the original intention of the parties.

20.11	Governing Law. This Agreement shall be governed by the laws of the State of New York, USA without giving effect to principles of Conflict of Laws and shall benefit and be binding upon the parties hereto and their respective successors and assigns. The parties hereby consent to exclusive jurisdiction and venue in the State of New York, USA. The parties expressly agree that the “United Nations Convention on Contracts for the International Sale of Goods” shall not apply to this Agreement.

20.12	Advertising. Neither party shall use the name of the other in advertising or promotion without prior written approval.

20.13	Public Announcement. In the event Customer determines to issue a public announcement of the execution of this Agreement, Customer and Plextek will develop a mutually agreed press release.

20.14	Force Majeure. Neither party shall be liable for delays in or failures of performance due to causes beyond such party’s reasonable control (it being understood that the contract manufacturer and suppliers shall be deemed under Plextek’s reasonable control), including, but not limited to, Acts of God, flood, earthquake, casualty, war, act of public enemy, riot, terrorism, insurrection, embargo, or regulation or order of any government, government agency or subdivision thereof. In the event of any such delay or failure the affected party shall notify in writing the other party within seven days from the time the affected party knew, or should reasonably have known, of the force majeure event. The performance of the affected party shall be deemed suspended so long as and to the extent that any such force majeure event continues, provided however that (i) after sixty days of such suspension the other party may terminate without liability such of its obligations hereunder as are affected by the said delay or failure and (ii) the scheduled completion date of any Product shall not be extended more than a cumulative sixty days pursuant to the provisions of this Section 20.14.

20.15	Survival. The rights or obligations of the parties set forth in Sections 4.7, 7, 12, 13, 15, 16, 18, 19, 20.2, 20.3, 20.8, 20.9, 20.10, 20.11 and this Section 20.15 shall continue after termination remain in effect until they are completed or otherwise satisfied.

20.16	Financial Statements. During the term of this Agreement, Plextek shall provide to Customer true and correct copies of each of the following:

20.16.1	Plextek’s quarterly and annual financial statements promptly following their completion (and in any event within 45 days after the end of each calendar quarter), which shall be accompanied by a written representation by a duly authorized senior officer of Plextek that such financial statements are true and correct in all material respects to Plextek’s best knowledge,

20.16.2	Plextek’s annual financial statements certified by a recognized chartered after the end of each fiscal year), which shall be accompanied by a written representation by a duly authorized senior officer of Plextek that such financial statements are true and correct in all material respects to Plextek’s best knowledge, and

20.16.3	A 24-month forecast of Plextek’s profit and loss statements, cash flows, and balance sheets not later than 45 days following the end of each calendar year, which shall be accompanied by a written representation by a duly authorized senior officer of Plextek that such forecast has been prepared in good faith based upon reasonable assumptions consistent with past practices.

IN WITNESS WHEREOF, the duly authorized representatives of the parties hereto have caused this Agreement to be executed and acknowledge that they have read and understood this Agreement.

PLEXTEK LIMITED		LOJACK OPERATING COMPANY, L.P.

		BY:	LOJACK CORPORATION, ITS GENERAL PARTNER

Signature:		Signature:
	Colin Smithers		Richard T. Riley
	Managing Director		Chief Executive Officer
Authorized Officer

Date:	Date:

Address for Notices:	Address for Notices:

Plextek Limited	LoJack Corporation
London Road	Meditech Executive Center
Great Chesterford	200 Lowder Brook Drive, Suite 1000
Essex, CB10 1NY	Westwood, MA 02090
UK	USA

Attention: Company Secretary	Attention: Michael Umana, CFO
Phone: 44.179.953.3200	Phone: 1.781.251.4700
Fax: 44.179.953.3201	Fax: 1.781.251.4655

EXHIBIT A

PRODUCT PRICING

Benchmark VLU5 WB pricing at aggregate annual VLU Product of ** units:

Effective January 1, 2008 **

Effective February 1, 2008 **

[VVP Pricing scheduled **]